UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: February, 2025.

Commission File Number: 001-39789

Fusion Fuel Green PLC
(Translation of registrant’s name into English)

The Victorians

15-18 Earlsfort Terrace

Saint Kevin’s
Dublin 2, D02 YX28, Ireland
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Fusion Fuel Green PLC, an Irish public limited company (the “Company”), is furnishing this Report on Form 6-K to report on the appointment of Bush and Associates CPA LLC (“Bush and Associates”) as its auditor, with an effective date of February 21, 2025 and for the fiscal year ended December 31, 2024, and the resignation of KPMG, Dublin, Ireland (“KPMG”) as the Company’s auditor with effect from February 20, 2025.

The Company intends to use this Report on Form 6-K and the accompanying exhibit to satisfy its reporting obligations under Item 16F(a) of its Annual Report on Form 20-F for the year ending December 31, 2024, to the extent provided in and permitted by Instruction 2 to Item 16F of Form 20-F.

The Audit Committee of the Company’s Board of Directors (the “Audit Committee”) approved the appointment of Bush and Associates as the Company’s independent registered public accounting firm. The appointment of Bush and Associates was made after a careful consideration and evaluation process by the Company, including its consideration that Bush and Associates is the independent registered public accounting firm of Quality Industrial Corp., a Nevada corporation (“Quality Industrial”). Following the Company’s acquisition of approximately 69.36% of the capital stock of Quality Industrial as of November 26, 2024, the Company primarily conducts its operations through Quality Industrial and its 51%-owned subsidiary, Al Shola Al Modea Gas Distribution LLC, a United Arab Emirates company.

During the Company’s fiscal years ended December 31, 2022 and 2023 and the subsequent interim period through February 21, 2025, neither the Company, nor anyone acting on its behalf, consulted with Bush and Associates regarding (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements, and no written report or oral advice was provided that Bush and Associates concluded was an important factor considered by the Company in reaching a decision as to any such accounting, auditing or financial reporting issue, or (ii) any matter that was the subject of a disagreement (as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions) or a reportable event (as described in Item 16F(a)(1)(v) of Form 20-F).

The Audit Committee also acknowledged that KPMG would no longer act as the Company’s independent registered public accounting firm, and KPMG resigned on February 20, 2025.

The audit reports of KPMG on the consolidated financial statements of the Company as of and for the fiscal years ended December 31, 2022 and 2023 did not contain an adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principles, but included an explanatory paragraph that there was substantial doubt as to the Company’s ability to continue as a going concern.

During the two most recent fiscal years ended December 31, 2023, and 2022 and the subsequent interim period through February 21, 2025, there were (i) no disagreements (as that term is defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions) with KPMG on any matter of accounting principles or practices, financials statement disclosure or auditing scope or procedures, which disagreements, if not resolved to KPMG’s satisfaction, would have caused KPMG to make reference thereto in its reports on the consolidated financial statements for such years, or (ii) reportable events (as that term is defined in Item 16F(a)(1)(v) of Form 20-F).

The Company provided KPMG with a copy of the disclosures it is making in this Report on Form 6-K and requested that KPMG furnish it with a letter addressed to the U.S. Securities and Exchange Commission (“SEC”) stating whether or not it agrees with the above disclosures and, if not, stating the respects in which it does not agree. A copy of KPMG’s letter to the SEC, dated February 21, 2025, is attached as Exhibit 16.1 to this Report on Form 6-K.

This Report on Form 6-K is incorporated by reference into the Company’s registration statements on Form F-3 (File Nos. 333-251990, 333-264714 and 333-276880) and Form S-8 (File No. 333-258543) and the prospectuses thereof and any prospectus supplements or amendments thereto.

Exhibit No.	Description
16.1	Letter of KPMG, Dublin, Ireland, dated February 21, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fusion Fuel Green PLC
(Registrant)

Date: February 24, 2025	/s/ John-Paul Backwell
John-Paul Backwell
Chief Executive Officer

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